Chart Industries, Inc. One Infinity Corporate Centre Drive, Ste. 300 Garfield Heights, OH 44125-5370 Phone: 440.753.1490 Fax: 440.753.1491 www.chart-ind.com

April 10, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Definitive Proxy Material for Chart’s 2012 Annual Meeting of Stockholders

Ladies and Gentlemen:

On behalf of Chart Industries, Inc. (the “Company”), transmitted herewith for filing pursuant to Rule 14a-6(b) promulgated under the Securities Exchange Act of 1934, as amended, are copies of the Notice of Annual Meeting of Stockholders, Proxy Statement and Proxy relating to the Company’s 2012 Annual Meeting of Stockholders to be held on May 24, 2012 (the “Annual Meeting”).

In accordance with Instruction 3 to Item 10 of Schedule 14A, attached as an appendix to the Proxy Statement is the Company’s proposed Amended and Restated 2009 Omnibus Equity Plan (the “Equity Plan”) to be acted upon at the Annual Meeting. In accordance with Instruction 5 to Item 10 of Schedule 14A, the Company hereby supplementally informs the Commission that the Company expects to file, before the time any shares become issuable under awards that may be granted under the Equity Plan, a Registration Statement on Form S-8 to register the shares of common stock that will be issuable under the Equity Plan, if the Equity Plan is approved by stockholders.

Very truly yours,

CHART INDUSTRIES, INC.

By:	/s/ Stephen D. Klinge
Name:	Stephen D. Klinge
Title:	Assistant General Counsel